SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Shaolan WANG
Name:	Shaolan WANG
Title:	Chief Financial Officer

Date: June 4, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces First Quarter 2008

Financial Results

SHENZHEN, China, May 30, 2008 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the first quarter of 2008, ended March 31, 2008.

Highlights for the Three Months Ended March 31, 2008

•

Net revenues decreased 29% year over year to RMB105.8 million ($15.1 million)[1], attributed to sales of Xianling Gubao (“XLGB”), which decreased 39% year over year to RMB70.3 million ($10.0 million) and other core products excluding XLGB, which decreased 29% year over year to RMB13.5 million ($1.9 million). Guizhou LLF products contributed approximately 7% of first quarter net revenues.

•

Tongjitang recognized approximately RMB9.3 million ($1.3 million) of share-based compensation expenses in the first quarter of 2008. Please refer to the reconciliation of non-GAAP financial results below for a year over year comparison excluding the impact of share-based compensation expenses on Tongjitang’s first quarter.

•

Net income was RMB11.9 million ($1.7 million), net income per ADS was RMB0.35 ($0.05), and net income per share[2] was RMB0.09 ($0.01) per share. This per share performance reflects the 29% increase year over year in the weighted average number of shares used in the calculations, resulting from the Company’s initial public offering (“IPO”) in March 2007.

Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman, stated, “Our first quarter results were negatively affected by the snow storms in the Central and Southern China in the first quarter 2008. Those storms created widespread power shortages and interrupted our manufacturing and product transportation capabilities. Despite the short-term setback, we remain confident in our long-term growth prospects.”

Net revenues for the first quarter were RMB105.8 million ($15.1 million), down 29% or RMB42.5 million, from RMB148.3 million in the first quarter of 2007. Revenue performance reflects a 29% or RMB5.6 million decrease in sales from the Company’s other core products such as Moisturizing and Anti-itching Capsules, Zaoren and Dianbaizhu to RMB13.5 million ($1.9 million) from RMB19.1 million in the prior year period. XLGB sales decreased 39% to RMB70.3 million ($10.0 million) in the first quarter of 2008 compared to RMB116.1 million in the first quarter of 2007.

Gross profit decreased 34% to RMB64.5 million ($9.2 million) in the first quarter of 2008 compared to RMB98.3 million in the first quarter of 2007. Gross margin was 61.0% in the first quarter of 2008 compared to 66.3% in the same period of 2007 and 65.5% in the fourth quarter of 2007. Tongjitang’s cost of revenues and gross margin were in line with management’s expectations, and reflect product mix in the first quarter as well as the price of barrenwort, which remained stable in the first quarter of 2008.

1.

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2008 were made at the noon buying rate on March 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB7.0120 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Operating loss in the first quarter of 2008 was RMB8.4 million ($1.2 million) compared to operating income of RMB46.4 million in the first quarter of 2007. Operating costs include expenses that did not occur in the prior year period, including RMB9.3 million ($1.3 million) in share-based compensation expenses, allocated to general and administrative costs as well as increased research and development expenditure as the Company invests in clinical trials and new product development.

Net income was RMB11.9 million ($1.7 million), net income per ADS was RMB0.35 ($0.05), and net income per share was RMB0.09 ($0.01) per share in the first quarter of 2008. The Company’s net income per ADS and net income per share are based on a sharecount of 134.6 million, which is substantially higher than the prior year period due to the Company’s IPO. Excluding share-based compensation expenses, net income in the first quarter of 2008 would have been RMB21.2 million ($3.0 million) compared to RMB47.3 million in the prior year period.

Balance Sheet

As of March 31, 2008, the Company had cash and cash equivalents of RMB797.3 million ($113.7 million). This compares to RMB797.8 million as of December 31, 2007, and RMB814.0 million as of March 31, 2007.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP net income and non-GAAP earnings per share, all excluding the share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment”. The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods as the non-GAAP financial provides additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call

The Company will hold a conference call on May 30, 2008 at 8:30 am ET (8:30 pm Hong Kong Time). Listeners may access the call by dialing the following numbers: Northern China toll free: +10 800 714 1207, Southern China toll free: +10 800 140 0945, Hong Kong toll free: +800-965-503, United States toll free: +1-888-820-9413 and International: +1-913-312-0404. Listeners may access the replay through June 6, 2008 by dialing the following numbers: International: +1-719-457-0820, and United States toll free: +1-888-203-1112, Password: 9930340. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com through June 6, 2008.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Tongjitang Chinese Medicines Company

Reconciliation of GAAP to Non-GAAP

(In thousands, except share and per share data)

	First Quarter Ended March 31
	2007	2008	2008
	RMB	RMB	US$ (Note 1)
GAAP net income	47,290	11,876	1,695
Share-based compensation expenses (Note 2)	—	9,322	1,329

Non-GAAP net income	47,290	21,198	3,024

GAAP earnings per share
Ordinary shares
- Basic	0.45	0.09	0.01
- Diluted	0.45	0.09	0.01

Ordinary shares classified as mezzanine equity-basic and diluted	0.45	N/A	N/A

Non-GAAP earnings per share
Ordinary shares
- Basic	0.45	0.16	0.02
- Diluted	0.45	0.16	0.02

Ordinary shares classified as mezzanine equity-basic and diluted	0.45	N/A	N/A

Shares used in computation of GAAP / Non-GAAP earnings per share
Ordinary shares
- Basic	95,659,767	134,584,722	134,584,722
- Diluted	95,659,767	134,683,253	134,683,253

Ordinary shares classified as mezzanine equity-basic and diluted	8,715,463	N/A	N/A

(Note 1)

The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.0120 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

Share-based compensation expenses recorded in accordance to SFAS 123R are as follows:

	First Quarter Ended March 31
	2007	2008	2008
	RMB	RMB	US$ (Note 1)
General and administrative expenses	—	9,322	1,329

Tongjitang Chinese Medicines Company

Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	First Quarter Ended March 31
	2007	2008	2008
	RMB	RMB	US$ (Note)
Net revenues	148,322	105,782	15,086
Cost of revenues	50,053	41,258	5,884

Gross profit	98,269	64,524	9,202
Advertising expenses	(25,077)	(17,390)	(2,480)
Other selling and marketing expenses	(13,094)	(25,246)	(3,600)
General and administrative expenses	(11,955)	(26,588)	(3,792)
Research and development expenses	(2,102)	(4,012)	(572)
Other operating income	344	362	52

Income (loss) from operations	46,385	(8,350)	(1,190)
Other income (expenses):
Interest income	2,131	5,034	718
Interest expense	(2,370)	(3,422)	(488)
Government grants	960	2,287	326
Investment loss	—	(599)	(85)
Other income, net	179	17,873	2,549

Income before income taxes and minority interest	47,285	12,823	1,830
Provision for income taxes	—	(1,033)	(147)
Minority interest	5	86	12

Net income	47,290	11,876	1,695

Earnings per share
Ordinary shares
- Basic	0.45	0.09	0.01
- Diluted	0.45	0.09	0.01

Ordinary shares classified as mezzanine equity-basic and diluted	0.45	N/A	N/A

Shares used in computation of earnings per share
Ordinary shares
- Basic	95,659,767	134,584,722	134,584,722
- Diluted	95,659,767	134,683,253	134,683,253

Ordinary shares classified as mezzanine equity-basic and diluted	8,715,463	N/A	N/A

(Note)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.0120 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31 2007	Mar. 31 2008	Mar. 31 2008
	RMB	RMB	US$ (Note)
ASSETS
Current assets:
Cash and cash equivalents	797,755	797,281	113,702
Short-term bank deposit	—	50,000	7,131
Notes receivable	48,959	35,413	5,050
Accounts receivable, net of allowance for doubtful accounts	272,562	267,433	38,140
Amounts due from related parties	535	535	76
Inventories	76,194	82,063	11,703
Trading securities	2,797	2,106	300
Prepaid advertising expenses	9,334	24,829	3,541
Other prepaid expenses and current assets	7,776	37,557	5,356

Total current assets	1,215,912	1,297,217	184,999
Property, plant and equipment, net	155,849	157,478	22,458
Land use rights, net	18,739	18,649	2,660
Deposits for acquisition of property, plant and equipment, and intangible assets	11,197	6,587	939
Acquired intangible assets, net	90,018	90,684	12,933
Long-term prepaid expenses	333	—	—
Deferred tax assets	2,007	2,013	287

Total assets	1,494,055	1,572,628	224,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	89,100	134,100	19,124
Accounts payable	18,009	19,304	2,753
Amounts due to related parties	1,893	1,872	267
Accrued expenses and other current liabilities	57,810	44,768	6,384
Income taxes payable	3,080	4,260	607

Total current liabilities	169,892	204,304	29,135
Long-term bank loans	74,000	124,000	17,684
Deferred tax liabilities	12,955	12,711	1,813

Total liabilities	256,847	341,015	48,632

Minority interest	632	546	78

Shareholders’ equity	1,236,576	1,231,067	175,566

Total liabilities and shareholders’ equity	1,494,055	1,572,628	224,276

(Note)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.0120 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Contact:

Integrated Corporate Relations, Inc.

Ashley Ammon MacFarlane and Christine Duan

203-682-8200 (Investor Relations)